Investment Advisory Agreement

Calvert Investment Management, Inc.

Calvert Impact Fund, Inc.

Addendum to Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Investment Management, Inc. (the "Advisor") and Calvert Impact Fund, Inc. ("CIF") dated March 1, 1999, with respect to Calvert Green Bond Fund (the “Fund”), the Advisor is entitled to receive from the Fund an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the Fund.

Calvert Green Bond Fund:                       0.30%

CALVERT IMPACT FUND, INC.

BY: ____________________________

William M. Tartikoff

Vice President and Secretary

CALVERT INVESTMENT MANAGEMENT, INC.

BY: ____________________________

Ronald M. Wolfsheimer

Executive Vice President, Chief Financial and Administrative Officer

Effective Date:  October 31, 2013